Analyst Coverage

Institution	Analyst
Actinver	Ramón Ortiz
Bank of America	Rogerio Araujo
Barclays	Pablo Monsivais
Bradesco	Andre Ferreira
BBVA	Pablo Peregrina
BTG Pactual	Lucas Marquiori
Citi	Stephen Trent
Cowen	Tom Fitzgerald
Deutsche Bank	Michael Linenberg
Evercore	Duane Pfennigwerth
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Intercam	Guillermo Quechol
ITAÚ	Pablo Ricalde
J.P.Morgan Morgan Stanley	Guilherme Mendes Jens Spiess
Santander	Abraham Fuentes
Punto Casa de Bolsa	Eduardo Caballero
UBS	Alberto Valerio
Vector	Marco Antonio Montañez

1

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Annex - Financial derivate instruments

1)	Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties with derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. As of the date of this report, Volaris has Asian Call Options on Jet Fuel.
2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another currency other than the functional currency of the Company). The majority of this exposure is related to payments and / or denominated in Mexican pesos. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.
3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to hedge a portion of such exposure, for which it uses interest rate swaps and options. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds interest rate CAPs with TIIE 28 as underlying for the Asset Backed Trust Notes.

Derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed, reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters ISDAs with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of June 30th, 2025, the Company has 8 ISDAs in place with different financial institutions and Asian Call Options were registered during the second quarter of 2025.

2

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The Company only operates with financial counterparties with which it has an ISDA contract, except for the Asset Backed Trust Notes CAPs. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborates its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the above, it manages to avoid that the exposure falls on a single counterparty. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

4)	Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the second quarter of 2025, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

5)	Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

3

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

List of accounting policies

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of June 30, 2025 (unaudited) and December 31, 2024 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three and six months period ended June 30, 2025 and 2024 (unaudited), changes in equity and cash flows for the six months period ended June 30, 2025 and 2024 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024, and 2023 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

Presentation currency and definition of terms

The consolidated financial statements and the accompanying notes are presented in U.S. dollars, except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the consolidated financial statements and the accompanying notes are stated in thousands, except when references are made to earnings or loss per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the consolidated financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable.

a)	Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On June 30, 2025 (unaudited) and December 31, 2024 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

4

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Name	Principal Activities	Country	% Equity interest
			June 30, 2025	December 31,2024
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921	Pre-delivery payments financing	Mexico	100%	100%
Bank of Utah, Trust N503VL (2)	Aircraft administration trust	Mexico	-	100%
Bank of Utah, Trust N504VL (3)	Aircraft administration trust	Mexico	-	100%
Bank of Utah, Trust N508VL (4)	Aircraft administration trust	Mexico	100%	-

(1)	The Company has not started operations.

(2)	The trust was terminated on March 14, 2025.

(3)	The trust was terminated on April 8, 2025.
(4)	The trust was established effective January 27, 2025.

Consolidation by control

Name	Principal Activities	Country
North Star Financing Limited(1)	Private company limited by shares	Ireland

(1) As of June 30, 2025, the Company does not hold an ownership interest in North Star Financing Limited. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. North Star Financing Limited, a private company limited by shares, was incorporated on December 19, 2024.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

5

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements, and

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)	Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenue and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable; however, certain tickets may be changed upon payment of a fee.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

6

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided.

The Company sells certain tickets connecting flights with one or more segments operated by its other airline partner. For segments operated, the Company has determined that it is acting as an agent on behalf of the other airline as is responsible for its portion of the air contract (i.e., transportation of the passenger). When the Company, act as the agent, recognizes revenue within other passenger revenue at the time of the flight, for the net amount retained by any segments flown by other airline.

Non-passenger revenues

The most significant non-passenger revenues include: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of services and others services. These as well as cargo services, are recognized as revenue at the time the service is provided.

The Company also evaluates, in each new transaction where applicable, the principal versus agent considerations concerning certain non-air travel service arrangements with third-party providers. When the Company determines that the underlying services are provided through third parties who are primarily responsible for providing the services, revenue for these specific non-air travel services is presented on a net basis (agent).

Code-share agreement

On January 16, 2018, the Company and Frontier entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports.

Code-share tickets can be purchased directly from the Volaris’ website. The airline that provides transportation recognize the revenue when the service is provided to the customer.

Other considerations analyzed as part of revenue from contracts with customers

All services provided by the Company including sales of tickets for future flights, other passenger related services and non-passenger services must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations after the purchase that could modify the amount of the transaction price.

7

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The Company's tickets are non-refundable. However, in the event that the company cancels a flight due to causes attributable to the airline, the passengers are entitled to either move their flight at no additional cost, receive a refund or obtain a voucher. No revenue is recognized until either the voucher is redeemed, and the associated flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All the Company´s revenues related to future services are rendered through an approximate period of 12 months.

Contract with FEMSA

On January 23, 2023, the Company, through its subsidiary Concesionaria, entered into an agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V. (the “Supplier”), a subsidiary of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA). Under this contract, Concesionaria became a participating company in a coalition that integrates a Loyalty Program called “Spin Premia®”, established and managed by the Supplier. This Program offers exclusive benefits to its users, allowing them to accumulate and redeem reward points with OXXO and Volaris.

Under the "Spin Premia" agreement customers participating in this program are entitled to accumulate or redeem points when they purchase goods or use services with any of the companies that are part of the coalition.

The points accumulated for services provided by the Company are recorded as a reduction in revenues. The points redeemed for the Company's services are recorded as deferred revenue until the time when the service is provided, or the points expire. The value of points is determined according to contractual conditions between the Company and FEMSA.

On June 30, 2025, the Company, through its subsidiary Concesionaria, terminated its coalition agreement with Lealtad Mercadotecnia y Conocimientos Agregados, S.A.P.I. de C.V.

c)	Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits, short-term deposits on demand and highly liquid investments with maturities close to three months from the original purchase date, established in the agreements. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

Management performs an assessment of the cash transactions carried out by the Company, for available cash and investment activities. These transactions are classified based on the results of this assessment.

The Company has agreements with financial institutions counterparties that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements do not have significant cash reserve requirements.

The Company establishes cash reserves as required by a debt agreement; however, these reserves remain available for withdraw.

d)	Short-term investments

Short-term investments consist of fixed-term bank deposits with a maturity from the original purchase date, established in the negotiation and the days stipulated in the agreements.

e)	Financial instruments initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

8

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9 “Financial Instruments”, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at fair value through profit and losses (“FVTPL”), whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.

2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.

3.	Financial assets at fair value through other comprehensive income (“OCI”) with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or when the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is credit - impaired. A financial asset is credit- impaired when one or more events have occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

9

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Evidence that a financial asset is credit - impaired may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company applies a simplified approach in calculating Expected Credit Losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, including loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the Effective Interest Rate method (EIR). Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 “Financial Instruments”.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

10

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statements of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and

(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)	Other accounts receivable

Other accounts receivable are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

g)	Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value, which ever less. The cost is determined based on the method of specific identification and expensed when used in operations. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. The cost of inventories is determined based on the specific identification method and is recorded as an expense as it is used in operations.

h)	Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits on a straight-line basis. The Company annually reviews the estimated useful lives and residual values of intangible assets.All changes resulting from this analysis are recognized prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

Software

Acquired computer software licenses are capitalized on the basis of cost incurred to acquire, implement and bring the software into use. Costs associated with maintaining computer software programs are expensed as incurred. In case of development or improvement to systems that will generate probable future economic benefits, the Company capitalizes software development costs, including directly attributable expenditures on materials, labor, and other direct costs.

11

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Acquired software cost is amortized on a straight-line basis over its useful life. Licenses and software rights acquired by the Company have finite useful lives and are amortized on a straight–line basis over the term of the contract. Amortization expense is recognized in the consolidated statements of operations.

i)	Guarantee deposits

Guarantee deposits primarily include aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Deposits for flight equipment maintenance paid to lessors

Certain lease agreements of the Company require the obligation to pay maintenance deposits to aircrafts lessors, in order to guarantee major maintenance work.

These lease agreements establish that maintenance deposits are reimbursable to the Company at the time the major maintenance event is concluded for an amount equal to (i) the maintenance deposit held by the lessor associated with the specific maintenance event or (ii) the qualifying costs related to the specific maintenance event.

Substantially all major maintenance deposits are generally calculated based on a utilization measure, such as (flight hours or operating cycles).

Maintenance deposits that the Company expects to recover from lessors are presented as security deposits in the consolidated statement of financial position.

According to the term of the lease, in each contract it is evaluated whether major maintenance of the leased aircraft and engines is expected to be carried out. In the event that major maintenance is not expected to be performed on its own account, the deposit is recorded as a variable lease payment, since it represents part of the use of the leased goods and is determined based on time or flight cycles.

When modifications are made to the lease agreements that entail an extension of the lease term, the maintenance deposits, which had been recorded previously as variable lease payments can be converted into recoverable deposits and presented as recoverable assets at, the modification date.

Certain other aircraft lease agreements do not require the obligation to pay maintenance deposits in advance to lessors to guarantee important maintenance activities; therefore, the Company does not record or make payments for guarantee deposits with respect to these aircraft. However, some of these lease agreements include the obligation to make additional maintenance adjustment payments to lessors at the end of the lease period. These additional maintenance payments cover maintenance events that are not expected to be performed before the termination of the lease; for such agreements, the Company accumulates a liability related to the amount of the costs that will be incurred at the end of the lease, since no maintenance deposits have been made.

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j)	Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates (utilization).

Fleet maintenance requirements may include preventive maintenance tasks based on manufacturers recommendations, for example, component checks, airframe and systems checks, periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine tasks, divided mainly into three general categories: (i) routine line maintenance, (ii) major maintenance and (iii) component checks.

(i) Routine line maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily and weekly checks, any diagnostics and routine repairs and any unscheduled maintenance is performed as required. These type of maintenance events are normally performed by in-house trained mechanics and are primarily completed at the main airports that the Company currently serves, supported by sub-contracted companies.

Other maintenance activities are sub-contracted to certified maintenance business partners, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can typically take from six to 12 days to accomplish and are required every 24 or 36 months, such as 24-month checks and C checks. All maintenance costs are expensed as incurred.

(ii) Major maintenance for the aircraft consists of a series of more complex tasks, including structural checks for the airframe, that can take up to six weeks to accomplish and typically are required every six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance, major overhaul and repair is capitalized leasehold improvements to flight equipment and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated time of usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil- AFAC) authorized maintenance intervals and average removal times as recommended by the aircraft and components manufacturers of our fleet.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and recommended manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned events that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

The amortization of deferred maintenance costs is recorded as part of depreciation and amortization in the consolidated statements of operations.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft components for the Company’s fleet when they are required. It also provides aircraft components that are included in the redelivery conditions of the contract (hard time) with a fixed priced at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (repair agreement), that guarantees a cost for the engines shop visits, provides miscellaneous engines coverage, supports the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants credit for certain scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

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VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

k)	Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture, and equipment, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. Depreciation is calculated based on the cost less the estimated residual value of the assets.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items of spare engine parts (major components).

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event (1)
(1) These period is determined in accordance with usage

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the long-lives assets and the entire fleet, including right-of-use assets and flight equipment. The Company assesses at each reporting date, whether there is objective evidence that long-live assets and entire fleet, including right of use asset and flight equipment are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right-of-use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future, typically extending no more than five years. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l)	Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in U.S. dollars, which is the functional currency of the parent company and its main subsidiaries. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”).

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VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The financial statements of foreign operations prepared under IFRS and denominated in their respective local currencies different from its functional currency are remeasured into their functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities are translated into the functional currency at the exchange rate at the consolidated statements of financial position reporting date.

•	All non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made, and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the remeasurement into the respective functional currency are recognized in the consolidated statements of operations.

Assets and liabilities from foreign operation are converted from the functional currency to the presentation currency at the exchange rate on the reporting date; revenues and expenses are translated at each month during the year at the monthly average exchange rate.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

m)	Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

n)	Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

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VLRS	Consolidated
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iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2024. Remeasurement of the net defined benefit liability arising from actuarial gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Share based payment”.

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees. The cost of equity-settled transactions is recognized in the consolidated statements of operations, together with a corresponding increase in treasury shares, over the period in which the performance and/or service conditions are fulfilled.

During 2024 and 2023, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensation granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

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Ticker: VLRS	Quarter:2 Year: 2025

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the required service period.

b) SARs plan (share appreciation rights - cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period.

The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period.

The cost of the SARs plan is measured initially at fair value at the grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. Similar to the equity settled awards described above, the valuation of cash settled award also requires using similar inputs, as appropriate.

b) Management incentive plan (“MIP”)

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key executives, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key executives, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statements of operations under the caption of salaries and benefits, over the required service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Share based payment”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a five-year period, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

In April 2023, the Company's Annual General Shareholders' Meeting modified the terms of the BoDIP so that starting in 2023 certain members of the Board of Directors receive additional benefits through a stock-based plan.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The Mexican Federal Labor Law (“MFLL”) establishes a limit for employee profit sharing payment, up to three months of the employee´s current salary or the average employee profit sharing received by the employee in the previous three years.

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VLRS	Consolidated
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Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulations.

o)	Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities for payments to be made under the lease term and right-of-use assets representing the right to use the underlying assets.

i.	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft	up to 19 years
Spare engines	up to 21 years
Buildings leases	up to ten years
Maintenance component	up to eight years

ii.	Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right of use assets or is recorded in profit or loss if the company purchased the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

As of June 30, 2025, and December 31, 2024, there were no impairment charges recorded in relation to the right-of-use assets.

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VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

iii.	Sale and leaseback

The Company enters into agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the consolidated statements of operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the fair value of the consideration for the sale of an asset does not equal the fair value of the asset, or if the payments for the lease are not at market rates, then the Company adjusts the difference to measure the sale proceeds at fair value and accounts for any below-market terms as a prepayment of lease payments and any above market terms as additional financing provided by the buyer-lessor to the seller-lessee.

First, the sale and leaseback transactions are analyzed within the scope of IFRS 15 - Revenue from Contracts with Customers, in order to verify whether the performance obligation has been satisfied and, therefore, are accounted for the sale of the asset. If this requirement is not met, then the transaction constitutes a failed sale and leaseback and is accounted for as financing transaction. If the requirements related to the performance obligation established in IFRS 15 are met, the Company measures an asset for right of use that arises from the sale transaction with subsequent lease in proportion to the book value of the asset related to the right-of-use assets retained by the Company. Consequently, only the gains or losses related to the rights transferred to the lessor-buyer are recognized.

p)	Return obligations

The aircraft and engine lease agreements of the Company require specific return conditions, which are described as follows:

a) Modifications to the underlying asset to meet the conditions stipulated in the lease agreement, typically related to aircraft standardization and painting which can be reasonably estimated at the beginning of the lease. These costs are initially recognized at present value as part of the cost of right-of-use assets.

b) Aircraft components (airframe, APU and landing gears) and engines (overhaul and limited life parts) must be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated, and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to aircraft components and engines using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed. This provision is made in relation to the present value of the expected future costs of meeting the return conditions.

q)	Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

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VLRS	Consolidated
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r)	Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred income tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Income taxes are computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statements of financial position.

The IFRIC Interpretation 23 “Uncertainty over Income Tax Treatment” addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 “Income Taxes”. It does not apply to taxes or levies outside the scope of IAS 12 “Income Taxes”, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

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VLRS	Consolidated
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•	Whether an entity considers uncertain tax treatments separately.

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities.

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

•	How an entity considers changes in facts and circumstances.

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it continually assess whether the interpretation has an impact on its consolidated financial statements.

Upon adoption of the Interpretation, the Company has considered whether it has any uncertain tax positions, particularly those relating to transfer pricing. The Company’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing studies, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

As of June 30, 2025, and December 31, 2024, the IFRIC Interpretation 23 did not have an impact on the consolidated financial statements of the Company.

s)	Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statements of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation of the hedging records includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statements of operations. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings. As of June 30, 2025, and December 31, 2024, the Company did not recognize an ineffective portion with respect to derivative financial instruments.

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The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statements of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in earnings when the hedged items also are recognized in earnings.

t)	Financial instruments – Disclosures

IFRS 7 (“Financial Instruments – Disclosures”) requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

u)	Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period were settled with treasury shares.

v)	Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America, Central America and South America).

w)	Current versus non-current classification

The Company presents assets and liabilities in the consolidated statements of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

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VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Condensed Consolidated Financial Statements

As of June 30, 2025 and 2024

(In thousands of U.S. dollars, except when indicated otherwise)

Description of the business and summary of material accounting policy information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with the laws of Mexico on October 27, 2005. These consolidated financial statements comprise the Controladora and its subsidiaries (together referred to as the “Company”).

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City, Mexico, 01210.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Infrastructure, Communications and Transportation Ministry (Secretaría de Infraestructura, Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. Concesionaria operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013, its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On December 11, 2020, the Company announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of US$11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rica Civil Aviation Authority an Air Operator Certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 20, 2021, Volaris Costa Rica´s Air Operator Certificate was renewed, modified and extended for an additional 15- years term. Volaris Costa Rica started operations on December 1, 2016.

23

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

On August 25, 2021, the Company through its subsidiary Vuela El Salvador, S.A. de C.V. (“Volaris El Salvador”) obtained from the El Salvadorian Civil Aviation Authority an Operation Permit, for scheduled and non-scheduled international public air transportation services for passengers, cargo and mail valid until May 30, 2024. On May 28, 2024, Volaris El Salvador’s Operation Permit was renewed, modified and extended for an additional 5-years term. Volaris El Salvador started operations on September 15, 2021.

On October 13, 2021, Concesionaria, completed the issuance of fifteen million (15,000,000) of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) issued under the ticker VOLARCB 21L for an amount of Ps.1.5 billion Mexican pesos (US$72.1 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021), issued by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria, in the second offering under the program authorized by the Mexican National Banking and Securities Commission for an amount of up to Ps.3.0 billion (three billion pesos 00/100 national currency) (US$144.2 million, based on an exchange rate of Ps.20.80 to US$1 on October 13, 2021). The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA) and has Sustainability Objectives (SPT) for the Key Performance Indicator (KPI), to reduce carbon dioxide emissions from Volaris´ operations, measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023 and 2024, respectively, compared to 2015. This offering incentives the Company to accomplish its long-term sustainable goals, among which are to reduce CO2 emissions by 35.42% gCO2 / RPK by 2030 vs 2015. The Trust Notes have a maturity of five years and will pay an interest rate of TIIE 28 plus 200 basis points.

On September 28, 2023 “Concesionaria” completed the offering of 15,000,000 (fifteen million) asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes “) in Mexico under the ticker VOLARCB 23 for an amount of Ps.1.5 billion Mexican pesos (US$85.8 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee of the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., in the third offering under the program authorized and enlarged by the Mexican National Banking and Securities Commission for an amount of up to Ps.5.0 billion Mexican pesos (US$286.2 million, based on an exchange rate of Ps.17.47 to US$1 on September 28, 2023). The Trust Notes will be backed by future collection rights under agreements entered into with credit card processors regarding flows derived from the sale of airline tickets and other related services through VISA and Mastercard credit cards, through their internet portal, travel agencies, call centers and sales offices. The Trust Notes have a maturity term of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 215 basis points spread. The underwriters were Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Actinver Casa de Bolsa, S.A. de C.V., Grupo Financiero Actinver.

On November 22, 2023, all holders of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates (Certificados de Participación Ordinarios) in the form of the corresponding American Depositary Shares.

The accompanying unaudited condensed consolidated interim financial statements and notes were approved for issuance by the Company’s Chief Executive Officer, Enrique J. Beltranena Mejicano, and the Chief Financial Officer, Jaime E. Pous Fernández, on July 16, 2025, and subsequent events were considered through that date.

Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements, which include the condensed consolidated statements of financial position as of June 30, 2025 (unaudited) and December 31, 2024 (audited) and the condensed consolidated statements of operations, comprehensive income, for the three and six months period ended June 30, 2025, and 2024 (unaudited), changes in equity and cash flows for the six months period ended June 30, 2025, and 2024 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies as in preparing the annual financial statements, with the exceptions explained below.

24

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2024, and 2023 (audited).

Items included in the unaudited condensed consolidated interim financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). The functional currency of Company and its subsidiary Concesionaria is the US dollar. The presentation currency of the Company’s unaudited condensed consolidated interim financial statements is the US dollar. All values in the unaudited condensed consolidated interim financial statements are rounded to the nearest thousand (US$000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these financial statements and has provided comparative information for the previous period.

Basis of measurement and presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value.

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying unaudited condensed consolidated interim financial statements and notes. Actual results could differ from those estimates.

a) Basis of consolidation

The accompanying unaudited condensed consolidated interim financial statements comprise the financial statements of the Company and its subsidiaries. On June 30, 2025 (unaudited) and December 31, 2024 (audited), for accounting purposes the companies included in the unaudited condensed consolidated interim financial statements are as follows:

Name	Principal Activities	Country	% Equity interest
			June 30, 2025	December 31, 2024
Concesionaria Vuela Compañía de Aviación S.A. P. I. de C.V.	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) (1)	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A. (1)	Rendering specialized services to its affiliates	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Rendering specialized services to its affiliates	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) (1)	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Guatemala Dispatch Service, S.A., (“GDS, S.A.”)	Aeronautical Technical Services	Guatemala	100%	100%
Fideicomiso Irrevocable de Administración número F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso de Administración número CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Fideicomiso Irrevocable de Administración número CIB/3249 “Administrative Trust”	Asset backed securities trustor and administrator	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3853	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3855	Pre-delivery payments financing	Mexico	100%	100%

25

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3866	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S.A., Institución de Banca Múltiple, Fideicomiso CIB/3867	Pre-delivery payments financing	Mexico	100%	100%
CIBanco, S. A, Institución de Banca Múltiple, Fideicomiso CIB/3921	Pre-delivery payments financing	Mexico	100%	100%
Bank of Utah, Trust N503VL (2)	Aircraft administration trust	Mexico	-	100%
Bank of Utah, Trust N504VL (3)	Aircraft administration trust	Mexico	-	100%
Bank of Utah, Trust N508VL (4)	Aircraft administration trust	Mexico	100%	-

(1)	The Company has not started operations.
(2)	The trust was terminated on March 14, 2025.
(3)	The trust was terminated on April 8, 2025.
(4)	The trust was established effective January 27, 2025.

Consolidation by control

Name	Principal Activities	Country

North Star Financing Limited (1)	Private company limited by shares	Ireland

(1) As of June 30, 2025, the Company does not hold an ownership interest in North Star Financing Limited. However, management has concluded that the Company exercises control over the entity in accordance with IFRS 10 Consolidated Financial Statements. North Star Financing Limited, a private company limited by shares, was incorporated on December 19, 2024.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).

(ii)	Exposure, or rights, to variable returns from its involvement with the investee.

(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.

(ii)	Rights arising from other contractual arrangements, and

(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

26

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated completely on consolidation in the consolidated financial statements.

On consolidation, the assets and liabilities of foreign operations are translated into U.S. dollar at the exchange rates prevailing at the reporting date and their statements of profit or loss are translated at the average exchange rates prevailing at the time. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

Impact of new International Financial Reporting Standard

New and amended standards and interpretations already effective

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company´s annual consolidated financial statements for the year ended 31 December 2024, except for the adoption of new standards effective as of 1 January 2025.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective

The nature and the effect of these changes are disclosed below:

Lack of exchangeability- Amendments to IAS 21

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

As of June 30, 2025, these amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, where of the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 “Statement of Cash Flows”, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

27

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently assessing and identifying the potential impacts that the adoption of the new standard will have on the consolidated financial statements.

Use of judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September, and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemming from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter derivatives for trading or speculative purposes. The sources of these financial risk exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions.

These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

28

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months period ended June 30, 2025, and 2024 represented 29% and 34% of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed in the six months ended June 30,2025 and 2024 represented 30% and 35% of the Company’s operating expenses, respectively. During the three months period ended June 30, 2025, and 2024, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operation was US$210,196 and US$224,221, respectively. During the six months period ended June 30, 2025, and 2024, the Aircraft jet fuel consumption recognized as operating expense in the consolidated statements of operation was US$426,955 and US$464,017, respectively.

During the six-month period ended December 31, 2024, the Company contracted 54 US Gulf Coast Jet Fuel Asian call options, designated to hedge 14,356 thousand gallons, representing a portion of the projected fuel consumption for the first quarter of 2025.

During the six-month period ended June 30, 2025, the Company contracted 54 US Gulf Coast Jet Fuel Asian call options, designated to hedge 28,148 thousand gallons, representing a portion of the projected fuel consumption for the third and fourth quarters of 2025.

For the three months and six months period ended June 30, 2024, the Company did not enter into derivative financial instruments to hedge jet fuel.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the option is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying asset (US Gulf Coast Jet Fuel 54) of the options held by the Company during 1Q 2025 is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, when performing hedges, the Company hedges its forecasted jet fuel consumption month after month, which is consistent with the maturity date of the monthly serial Asian call options.

During the three months ended June 30, 2025, the Company did not recognize any intrinsic value from the Asian call options. However, in the first quarter of 2025, the intrinsic value of the Asian call options recycled to fuel cost resulted in a benefit of US$ 415.

 For the three- and six-months period ended June 30, 2024, the Company did not recognize any intrinsic value of the Asian call options.

As of June 30, 2025, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was US$ 1,375. The cost of hedging, derived from changes in the extrinsic value of the jet fuel hedged position due to its out-of-the-money status as of that date was recognized in other comprehensive loss in the amount of US$ 336.

b) Foreign currency risk

The Company is exposed to transactional foreign currency risk due to potential mismatches between the currencies in which sales, expenses, receivables, and borrowings are denominated, and the respective functional currencies of the Company and its subsidiaries. The U.S. dollar is the functional currency for Controladora and its main subsidiaries. Transactions are primarily denominated in U.S. dollars and Mexican pesos, with minor transactions denominated in other currencies such as Quetzales, Colombian pesos, and Colones.

29

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

The summary of quantitative data about the Company’s exposure to currency risk as of June 30, 2025, is as set forth below:

		Mexican Pesos		Others(1)
Assets:	(In thousands of U.S. dollars)
Cash and cash equivalents	US$	77,742	US$	17,461
Other accounts receivable, net		61,428		2,068
Guarantee deposits		27,622		482
Other assets		4,402		48
Derivative financial instruments		28		-
Total assets	US$	171,222	US$	20,059

Liabilities:
Financial debt	US$	114,106	US$	-
Lease liabilities		18,297		41
Suppliers		141,884		3,372
Other liabilities		251,657		2,581
Total liabilities	US$	525,944	US$	5,994
Net foreign currency position	US$	(354,722)	US$	14,065

(1) The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

The summary of quantitative data about the Company’s exposure to currency risk as of December 31, 2024, is as set forth below:

		Mexican Pesos		Others(1)
Assets:	(In thousands of U.S. dollars)
Cash and cash equivalents	US$	69,156	US$	31,847
Other accounts receivable, net		45,381		676
Guarantee deposits		27,710		445
Derivative financial instruments		271		-
Other assets		5,169		-
Total assets	US$	147,687	US$	32,968

Liabilities:
Financial debt	US$	118,590	US$	-
Lease liabilities		19,772		52
Suppliers		132,244		2,537
Other liabilities		253,822		2,206
Total liabilities	US$	524,428	US$	4,795
Net foreign currency position	US$	(376,741)	US$	28,173

(1) The foreign exchange exposure mainly includes: Colones, Colombian pesos and Quetzales.

30

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

At July 16, 2025, the date of issuance of these unaudited condensed consolidated financial statements, the exchange rate was 1 US per 18.7510 MXP.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

As of June 30, 2025, and December 31, 2024, the Company did not enter into foreign exchange rate derivatives financial instruments.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on interest bearing contractual agreements indexed to the Secured Overnight Financing Rate (“SOFR”) and the Interbank Equilibrium Interest Rate (TIIE).

In November 2020 the ICE Benchmark Administration (“IBA”), the FCA-regulated and authorized administrator of LIBOR, announced that starting 2022, LIBOR would no longer be used to issue new loans and the last rates were published on 30 September 2023. As of June 30, 2025 and December 31, 2024, all our US dollar financing facilities at floating rate are referenced to SOFR.

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing or financing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in the consolidated statements of operations.

In July 2019 the Irrevocable Trust number CIB/3249, whose trustor is the Company, entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB19) coupon payments. The floating rate coupons reference was TIIE 28 limited under the “cap” to 10% on the reference rate for the life of the CEBUR (VOLARCB19) and had the same amortization schedule.

The cap started on July 19, 2019, and the maturity date was June 20, 2024, consisted of 59 “caplets” with the same specifications as the CEBUR (VOLARCB19) coupons for reference rate determination, coupon term, and fair value.

In November 2021 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB21L) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR (VOLARCB21L) and have the same amortization schedule.

The cap started on November 3, 2021, and the maturity date is October 20, 2026, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB21L) coupons for reference rate determination, coupon term, and fair value.

In October 2023 the Trust entered into a cap to mitigate the risk due to interest rate increases on the CEBUR (VOLARCB23) coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 13% on the reference rate for the life of the CEBUR (VOLARCB23) and have the same amortization schedule.

31

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The cap started on October 20, 2023, and the maturity date is September 20, 2028, consisting of 59 “caplets” with the same specifications as the CEBUR (VOLARCB23) coupons for reference rate determination, coupon term, and fair value.

As of June 30, 2025, and December 31, 2024, the Company’s outstanding hedging contracts—structured as interest rate caps—had notional amounts of Ps.2.17 billion (US$ 114.7 million, based on an exchange rate of Ps.18.89 per US$ 1) and Ps.2.42 billion (US$ 119.2 million, based on an exchange rate of Ps.20.27 per US$ 1), respectively. The fair values of these contracts were US$ 28 and US$ 271, respectively, and are presented as financial assets in the condensed consolidated statement of financial position.

During the three months period ended June 30, 2025, and 2024, the amortization of the intrinsic value of the cap was US$182 and US$242, respectively, and was recycled to the consolidated statement of operations as part of the finance cost.

During the six months period ended June 30, 2025, and 2024, the amortization of the intrinsic value of the cap was US$362 and US$495, respectively, and was recycled to the consolidated statement of operations as part of the finance cost.

In August 2024 the Company entered into T-Locks agreements (Treasury Rate Locks) to mitigate the risk associated with floating rates indexed to lease agreements. The floating rate referenced to US5Y (United States 5Y Treasury Note) was locked for a notional of US$24,900, maturing in August 2024.

During the three- and six-months period ended June 30, 2025, the Company recognized a total of US$6 and US$12, respectively in other comprehensive income and recycled to the statement of operations as part of the finance cost.

During the three- and six-months period ended June 30, 2024, the Company did not have any outstanding hedging contracts balances in the form of T-Locks.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations. Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company manages its cash, cash equivalents and its financial assets, relating the terms of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s exposure outside consolidated statements of financial position represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The Company has debts related to the Aircraft pre-delivery payments, which are settled with the reimbursement of the Aircraft pre-delivery payments when the sale and leaseback transaction is carried out.

The table below presents the Company’s contractual principal payments required on its financial liabilities:

	June 30, 2025
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	233,660	US$	81,184	US$	314,844
Asset backed trust note (“CEBUR”)		26,465		88,217		114,682
Other financing agreements		31,969		272,706		304,675

Lease liabilities:
Aircraft, engines, land and buildings leases		418,531		2,638,397		3,056,928
Aircraft and engine lease return obligation		117,177		303,694		420,871
Total	US$	827,802	US$	3,384,198	US$	4,212,000

32

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

	December 31, 2024
	Within one year		More than a year		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	US$	215,393	US$	145,589	US$	360,982
Asset backed trust note (“CEBUR”)		24,669		94,565		119,234
Other financing agreements		30,918		288,978		319,896

Lease liabilities:

Aircraft, engines, land and buildings leases		391,158		2,670,378		3,061,536
Aircraft and engine lease return obligation		44,045		333,332		377,377
Total	US$	706,183	US$	3,532,842	US$	4,239,025

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including financial instruments derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relates to amounts invested with financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties have a high credit rating assigned by international credit-rating agencies.

Outstanding derivative financial instruments could expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

As of June 30, 2025, the Company determined that its credit risk associated with outstanding derivative financial instruments is low, as it exclusively engages in such instruments with counterparties that have high credit ratings assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the next fiscal year. The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the period ended June 30, 2025, and December 31, 2024. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

33

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

As part of the management strategies related to acquisition of its aircraft (pre-delivery payments), the Company pays the associated short-term obligations by entering into sale-leaseback agreements, whereby an aircraft is sold to a lessor upon delivery.

Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

34

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

	Carrying amount				Fair value
	June 30, 2025		December 31, 2024		June 30, 2025		December 31, 2024

Assets
Derivative financial Instruments	US$	1,403	US$	702	US$	1,403	US$	702

Liabilities
Financial debt (Interest-bearing loans and borrowings)		(734,201)		(800,112)		(775,457)		(846,456)
Total	US$	(732,798)	US$	(799,410)	US$	(774,054)	US$	(845,754)

The following table summarizes the fair value measurements by hierarchy as of June 30, 2025:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	-	US$	1,375	US$	-	US$	1,375
Interest rate Caps		-		28		-		28

Liabilities
Interest-bearing loans and borrowings (2)		-		(775,457)		-		(775,457)
Net	US$	-	US$	(774,054)	US$	-	US$	(774,054)

(1) Jet fuel forward levels.

(2) SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements by hierarchy as of December 31, 2024:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total

Assets
Derivatives financial instruments:
Jet Fuel Asian Call Options (1)	US$	-	US$	431	US$	-	US$	431
Interest rate Caps				271				271

Liabilities
Interest-bearing loans and borrowings (2)		-		(846,456)		-		(846,456)
Net	US$	-	US$	(845,754)	US$	-	US$	(845,754)

(1) Jet fuel forward levels.

(2) SOFR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

35

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited condensed consolidated statements of operations for the three months period ended June 30, 2025, and 2024:

Unaudited condensed consolidated statements of operations

		For the three months period ended June 30,
Instrument	Financial statements line	2025		2024
Interest rate cap	Finance cost	US$	(182)	US$	(242)
T-locks	Finance cost		(6)		-
Total		US$	(188)	US$	(242)

The following table summarizes the gain (loss) from derivatives financial instruments recognized in the unaudited condensed consolidated statements of operations for the six months period ended June 30, 2025, and 2024:

		For the six months period ended June 30,
Instrument	Financial statements line	2025		2024
Jet fuel Asian call options contracts	Fuel expense	US$	415	US$	-
Interest rate cap	Finance cost		(362)		(495)
T-locks	Finance cost		(12)		-
Total		US$	41	US$	(495)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the three months period ended June 30, 2025, and 2024:

Unaudited condensed consolidated statements of other comprehensive (loss) income

		For the three months period ended June 30,
Instrument	Financial statements line	2025		2024
Jet fuel Asian call options contracts	OCI	US$	(643)	US$	-
T-Locks	OCI		6		-
Interest rate cap	OCI		(37)		387
		US$	(674)	US$	387

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited condensed consolidated statements of other comprehensive income for the six months period ended June 30, 2025, and 2024:

Unaudited condensed consolidated statements of other comprehensive (loss) income

		For the six months period ended June 30,
Instrument	Financial statements line	2025		2024
Jet Fuel Asian call options contracts	OCI	US$	(336)	US$	-
T-Locks	OCI		12		-
Interest rate cap	OCI		(59)		324
		US$	(383)	US$	324

Financial assets and liabilities

As of June 30, 2025, and December 31, 2024, the Company’s financial assets measured at amortized cost are represented by cash, cash equivalents, short-term investments, trade and other accounts receivable, for which their carrying amount is a reasonable approximation of fair value.

36

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

a) Financial assets

		June 30, 2025		December 31, 2024
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet Fuel Asian Call Options	US$	1,375	US$	431
Interest rate cap		28		271
Total derivative financial assets	US$	1,403	US$	702

Presented on the consolidated statements of financial position as follows:
Current	US$	1,375	US$	431
Non-current	US$	28	US$	271

b) Financial debt

(i)	As of June 30, 2025, and December 31, 2024, the Company’s short-term and long-term debt consists of the following:

		June 30, 2025	December 31, 2024
I.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on October 20th, 2026, bearing an annual interest rate of TIIE plus 200 basis points, plus 25 basis points (1).	35,287	45,227

II.	Asset-backed trust notes (“CEBUR”), in Mexican pesos, with a maturity date on September 20th, 2028, bearing an annual interest rate of TIIE plus 215 basis points.	79,395	74,007

III.	Revolving credit line with Banco Santander, S.A., (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, bearing an annual interest rate of SOFR plus a spread of 298 basis points, plus 5 basis points[1]. In August 2024, the Company increased the facility amount to include additional aircraft, extending the maturity date to December 31, 2028, the interest rate from the additional aircraft excludes the sustainability adjustment.	133,749	109,976

IV.	Pre-delivery payments financing with JSA International U.S. Holdings, LLC, with a maturity date on November 30, 2025, bearing an annual interest of SOFR plus a spread of 300 basis points, along with additional adjustment up to 26 basis points.	25,907	25,907

37

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

		June 30, 2025		December 31, 2024
V.	Pre-delivery payments financing with GY Aviation Lease 1714 Co. Limited, with maturity date on November 30, 2025, bearing annual interest of SOFR plus a spread of 425 basis points, along with additional adjustment up to 26 basis points.		32,150	60,629

VI.	Pre-delivery payments financing with Incline II B Shannon 18 Limited, with maturity date on June 10, 2025, bearing annual interest of SOFR plus a spread of 390 basis points.		-	41,432

VII.	Pre-delivery payments financing with Oriental Leasing 6 Company Limited, with maturity date on May 31, 2027, bearing an annual interest of SOFR plus a spread of 200 basis points, along with additional adjustment up to 26 basis points		123,038	123,038

VIII.	Financing for the acquisition of engines with Tarquin Limited, with maturity on September 15, 19 and 26, 2028, bearing an annual interest of 6.20%.		40,638	41,812

IX.	Financing for the acquisition of engines with NBB-V11218 Lease Partnership, with maturity on September 9, 2028, bearing an annual interest of 6.20%.		7,715	8,095

X.	Financing for the acquisition of engines with NBB-V11951 Lease Partnership, with maturity on September 12, 2028, bearing an annual interest of 6.20%.		7,122	7,473

XI.	Financing for the acquisition of engines with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of several engines, with maturity in September and October 2028, bearing an annual interest of 7.16%.		59,616	63,732

XII.	Financing for the acquisition of engines with NBB Pintail Co., LTD, with maturity date on November 27, 2028, bearing an annual interest of 6.99%.		19,402	19,795

XIII	Financing for the acquisition of engines with Bank of Utah Corporate Trust, with maturity date in July, August, October and November 2029, bearing an annual interest of 6.20%		67,697	71,624

XIV.	Financing for the acquisition of engines with RRPF Engine Leasing Limited, with maturity date on November 14, 2032, bearing an annual interest of 6.80%.		35,389	36,473

XV.	Financing for the acquisition of engines with BOC Aviation (Ireland) Limited, with maturity date in October and November 2029, bearing an annual interest of 6.86%.		67,096	70,892

XVI.	Transaction costs to be amortized.		(2,981)	(3,590)

XVII.	Accrued interest and other financial cost.		10,256	13,456
			741,476	809,978
	Less: Short-term maturities	US$	301,631	283,616
	Long-term financial debt	US$	439,845	526,362

TIIE: Mexican interbank rate

SOFR: Secured Overnight Financing Rate

(1) Sustainability adjustment

38

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

(ii)	The following table provides a summary of the Company’s scheduled remaining principal payments of financial debt and accrued interest on June 30, 2025:

	Within one year		July 2026-June 2027		July 2027-June 2028		July 2028-onwards		Total
CEBUR program	US$	26,465	US$	38,595	US$	39,698	US$	9,924	US$	114,682
Santander/Bancomext		52,565		75,412		5,772		-		133,749
JSA International U.S. Holdings, LLC		25,907		-		-		-		25,907
GY Aviation Lease 1714 Co. Limited		32,150		-		-		-		32,150
Oriental Leasing 6 Company Limited		123,038		-		-		-		123,038
Tarquin Limited		2,459		2,616		2,781		32,782		40,638
Lease Partnership NBB-V11218		797		847		901		5,170		7,715
Lease Partnership NBB-V11951		735		782		831		4,774		7,122
Wilmington Trust SP Services (Dublin) Limited		8,680		9,331		10,026		31,579		59,616
NBB Pintail Co. LTD		827		887		951		16,737		19,402
Bank of Utah Corporate Trust		8,225		8,751		9,309		41,412		67,697
RRPF Engine Leasing Limited		2,278		2,437		2,607		28,067		35,389
BOC Aviation (Ireland) Limited		7,968		8,538		9,138		41,452		67,096
Financial debt		292,094		148,196		82,014		211,897		734,201
Accrued interest		10,256		-		-		-		10,256
Total	US$	302,350	US$	148,196	US$	82,014	US$	211,897	US$	744,457

On December 19, 2024, the Company entered into pre-delivery payments financing with Runway Eleven Lender LLC at an annual interest rate of SOFR plus 275 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, an Irish SPV was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments.

The “Runway Eleven Lender LLC” does not include financial covenants or financial obligations.

On June 8, 2022, the Company entered into pre-delivery payments financing with Santander/Bancomext at an annual interest rate of SOFR plus 298 basis points, for the acquisition of its aircraft through a revolving facility. For purposes of financing these pre-delivery payments, a Mexican trust was created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments. The Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. Institución de Banca Múltiple) Trust 3853. A feature of this financing is that it will incur an additional five basis points if the sustainability goals are not met. On August 31, 2023, the interest rate increased by five basis points, with the possibility of mitigating the additional rate if the objectives are met in the upcoming years.

In August 2024, the Company signed an amendment to increase the facility amount and to include the predelivery payments for additional aircraft, with a new maturity date on December 31, 2028.

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make distributions on the Company’s share capital.

As of June 30, 2025, and December 31, 2024, the Company complied with the covenants under the mentioned loan agreement.

The Company signed in April 2022 three pre-delivery payments financing with lessors for the acquisition of aircraft. For this purpose, a Mexican trust was created for each contract (CIBanco, S.A. Institución de Banca Múltiple), for JSA International U.S. Holdings, LLC Trust 3866, for GY Aviation Lease 1714 Co. Limited Trust 3855, and Incline II B Shannon 18 Limited Trust 3867. These facilities do not include financial covenants or restrictions.

39

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The company signed in July 2022 a pre-delivery payment financing with lessors for the acquisition of aircraft with Oriental Leasing 6 Company Limited. For this purpose, a Mexican trust was created with CIBanco, S.A. Institución de Banca Múltiple, Trust 3921. This facility does not include financial covenants or restrictions.

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB 19 for Ps.1.5 billion Mexican pesos (US$79.4 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025), through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$158.8 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025).

The notes had a five-year maturity annual reduction of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 (US$13.2 million, US$26.5 million, US$26.5 million y US$13.2 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025) in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 175 basis points spread. The notes started amortizing at the end of the second year.

The asset-backed trust notes under the ticker VOLARCB19 were fully amortized on June 20, 2024.

On October 13, 2021, the Company, through its subsidiary Concesionaria issued in the Mexico market a second issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB21L for Ps.1.5 billion Mexican pesos (US$79.4 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025), through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos (US$158.8 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025). With this second issuance, the total amount approved for the program had been reached.

The Trust Notes comply with the Sustainability-Linked Bond Principles 2020, administered by the International Capital Market Association (ICMA). The Sustainability Objectives (SPT) for the KPI, are to reduce carbon dioxide emissions measured as grams of CO2 emissions per revenue passenger/kilometer (gCO2 / RPK) by 21.54%, 24.08% and 25.53% by 2022, 2023, and 2024, respectively, compared to 2015. This offering will help the Company to accomplish its long-term sustainable goals, among which is to reduce CO2 emissions by 35.42% in 2030.

A feature of the asset-backed trust notes is that they will pay an additional twenty-five (25) basis points to the interest rate if the sustainability goals are not met. On September 20, 2023, the interest rate increased by twenty-five (25) basis points, with the possibility of mitigating the additional rate if the targets are met for the next years.

The notes have a five-year maturity annual reduction of Ps.83,333, Ps.500,000, Ps.500,000 and Ps.416,667 (US$4.4 million, US$26.5 million, US$26.5 million y US$22.1 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025) in 2023, 2024, 2025, and 2026, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 200 basis points, and adjustment of twenty-five (25) basis points starting on September 20th, 2023. The notes started amortizing at the end of the second year.

 On September 28, 2023, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) approved an increasing amount of the actual program of up to Ps.5.0 billion Mexican pesos (US$264.7 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025). With this authorization, the Company, through its subsidiary Concesionaria issued in the Mexico market a third issuance of 15,000,000 asset-backed trust notes (“CEBUR”) under the ticket VOLARCB23 for Ps.1.5 billion (US$79.4 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025) through the Fideicomiso Irrevocable de Administración número CIB/3249 created by Concesionaria.

The notes have a five-year maturity annual reduction of Ps.187,500, Ps.750,000 and Ps.562,500 (US$9.9 million, US$39.7 million and US$29.8 million, based on an exchange rate of Ps.18.89 to US$1 on June 30, 2025) in 2026, 2027 and 2028, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus 215 basis points spread. The notes will start amortizing at the end of the third year.

40

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The asset-backed trust notes structure operates on specific rules and provides a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next six months of debt service. In general, retention of funds does not exist if the ratio exceeds 2.5 times. Amortization on the asset-backed trust notes began in July of 2021 for the first issuance, the second issuance began in November of 2023 and for the third issuance will begin in October 2026. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not covered in a period of 90 consecutive days;
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods;
iv)	Insolvency event of Concesionaria;
v)	The update of a new insolvency event in relation to the Concesionaria;
vi)	Updating a new event of default.

In the event of default, the Trustee will refrain from delivering any amount that it would otherwise require to deliver to Concesionaria and will dedicate the use of such cash flow to amortize the principal of the trust notes (“CEBUR”).

As of June 30, 2025, the Company was in compliance with the conditions of the asset-backed trusted notes.

In December 2022, the Company signed a working capital facility with Banco Actinver S.A., Institución de Banca Múltiple (“Actinver”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 250 basis points margins. The facility matured in December 2024.

The “Actinver” working capital facility did not include obligations or restrictions.

Other financial agreements

The Company entered into several agreements that qualified as failed sale and leaseback transactions. Consequently, these agreements were accounted for as financing transactions. The details of these agreements are presented as follows:

1) In September 2023, the Company entered into financing agreements with Tarquin Limited for the acquisition of engines. The agreements bear an annual interest rate of 6.20% and mature in 2028.

2) In September 2023, the Company also entered into additional financing agreements with NBB-V11218 Lease Partnership and with NBB-V11951 Lease Partnership, for the acquisition of engines. These agreements bear an annual interest of 6.20% and mature in 2028.

3) In September and October 2023, the Company entered into financing agreements with Wilmington Trust SP Services (Dublin) Limited (not in its individual capacity but solely as Owner Trustee) for the acquisition of engines. These agreements bear an annual interest rate of 7.16% and mature in 2028.

4) In November 2023, the Company entered into financing agreements with NBB Pintail Co Ltd for the acquisition of engines. These agreements bear an annual interest rate of 6.99% and mature in 2028.

5) In August, September, November and December 2024, the Company entered into financing agreements with Bank of Utah Corporate Trust, for the acquisition of engines. These agreements bear an annual interest rate of 6.20% and mature in 2029.

6) In October and November 2024, the Company entered into financing agreements with BOC Aviation (Ireland) Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.86% and mature in 2029.

7) In November 2024, the Company entered into new financing agreements with RRPF Engine Leasing Limited for the acquisition of engines. These agreements bear an annual interest rate of 6.80% and mature in 2032.

41

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Cash and cash equivalents

As of June 30, 2025, and December 31, 2024, this caption is comprised as follows:

	June 30, 2025		December 31, 2024
Cash in banks	US$	186,504	US$	281,358
Cash on hand		686		657
Short-term investments (Highly liquid investments/ cash equivalent)		576,452		617,432
Funds held in trust related to debt service reserves		8,475		8,534
Total cash, cash equivalents	US$	772,117	US$	907,981

As of June 30, 2025, and December 31, 2024, the Company recorded a portion of advance ticket sales by an amount of US$8,475 and US$8,534, respectively as a fund. The funds held in Trust are used to constitute the debt service reserves.

Related parties

a)	An analysis of balances due from/to related parties as of June 30, 2025, and December 31, 2024, is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	June 30, 2025		December 31, 2024		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code - share	USA	US$	3,697	US$	2,161	30 days
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Engine lease	Argentina	US$	695	US$	-	30 days
				4,392		2,161
Due to:

MRO Commercial, S.A. (“MRO”)	Aircraft maintenance and technical support	El Salvador	US$	2,698	US$	979	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		1,577		662	30 days
A&P International Services, S.A.P.I (“AISG”)	Aircraft maintenance	Mexico		387		299	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		171		146	30 days
Volantio Inc.	Customer support services	USA		119		80	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	México		107		117	30 days
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Engine lease	Argentina		80		80	30 days
			US$	5,139	US$	2,363

42

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

b)	During the three months period ended June 30, 2025, and 2024, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2025		2024
Revenues:
Transactions with affiliates
Frontier Airlines Inc. (“Frontier”)	USA	US$	1,320	US$	-
Code-share
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Argentina		855		-
Engine lease
Jetsmart Airlines SpA (“Jetsmart Chile”)	Chile		120		120
Professional fees

Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance (1)	El Salvador	US$	6,533	US$	6,359
Technical support	El Salvador		4		6
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		958		723
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		448		121
Volantio Inc.
Customer support services	USA		174		-
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		38		30

c)	During the six months period ended June 30, 2025, and 2024, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2025		2024
Revenues:
Transactions with affiliates
Frontier Airlines Inc. (“Frontier”)	USA	US$	3,420	US$	-
Code-share
Jetsmart Airlines S.A. (“Jetsmart Argentina”)	Argentina		1,095		-
Engine lease
Jetsmart Airlines SpA (“Jetsmart Chile”)	Chile		336		120
Professional fees

Expenses:
Transactions with affiliates
MRO Commercial, S.A.
Aircraft maintenance (1)	El Salvador	US$	12,683	US$	11,011
Technical support	El Salvador		17		9
A&P International Services, S.A.P.I (“AISG”)
Aircraft and engine maintenance	Mexico		1,710		1,453
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		383		142
Volantio Inc.
Customer support services	USA		343		-
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		38		87

(1) This amount includes expenses related to major maintenance.

43

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

d)	Frontier Airlines Inc. (“Frontier”)

Frontier is considered a related party because Mr. Brian H. Franke and Mr. Andrew Broderick serve as members of both, the Company´s board of directors and Frontier´s board of directors. They are also managing directors of Indigo Partners, which has investments in both Companies.

As of June 30, 2025, and December 31, 2024, the account receivable was US$3,697 and US$2,161, respectively. As of June 30, 2025, and December 31, 2024, the account payable was US$1,577 and US$662, respectively.

During the three months period ended June 30, 2025, the Company recognized revenues of US$1,320. During the three months period ended June 30, 2024, the Company did not recognize revenues.

During the six months period ended June 30, 2025, the Company recognized revenues of US$3,420. During the six months period ended June 30, 2024, the Company did not recognize revenues.

e)	Aeromantenimiento, S.A. (“Aeroman”)

Aeroman is a related party because Mr. Marco Baldocchi, a member of the Company´s board of directors was a member of Aeroman’s board of directors until November, 2024. Additionally, Mr. Joaquin Alberto Palomo a member of the Company´s board of directors is a director of Aeroman´s board of directors. On January 1, 2017, the Company entered into an aircraft repair and maintenance service agreement with Aeroman. On January 1, 2022, the Company entered into an amendment with Aeroman and MRO Commercial, S.A. (“MRO”), an affiliate of Aeroman, to extend the agreement until January 1, 2027 and on January 1, 2024, we entered into a new agreement to extend the term of the agreement until December 31, 2028. This agreement provides for the exclusive use of Aeroman’s services for the repair and maintenance of aircraft, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed.

As of June 30, 2025, and December 31, 2024, the Company did not have outstanding balance due to Aeroman.

As of June 30, 2025, and 2024, the Company did not have expense transactions.

As of June 30, 2025, and December 31, 2024, the balance due under the agreement with MRO were US$2,698 and US$979, respectively.

During the three months period ended June 30, 2025, and 2024, the Company incurred expenses in aircraft maintenance and technical support with MRO amounted to US$6,537 and US$6,365, respectively. During the six months period ended June 30, 2025, and 2024, the Company incurred expenses in aircraft maintenance and technical support with MRO to US$12,700 and US$11,020, respectively.

f)	Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”)

MACF is a related party because Mr. Ricardo Maldonado Yañez and Mr. Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of MACF provides legal services to us.

As of June 30, 2025, and December 31, 2024, the account payable under the agreement with MACF were US$171 and US$146, respectively.

During the three months period ended June 30, 2025 and 2024, the Company recognized expenses in legal services under this agreement amounted to US$38 and US$30, respectively. During the six months period ended June 30, 2025 and 2024, the Company recognized expenses in legal services under this agreement amounted to US$38 and US$87, respectively.

44

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

g)	Chevez, Ruiz, Zamarripa y Cía., S.C (“Chevez”)

Chevez is a related party because Mr. José Luis Fernández Fernández is an independent member of the board of directors, as well as the chairman of the Audit Committee of the Company and non-managing limited partner of Chevez. Chevez provides tax advisory services to us.

As of June 30, 2025, and December 31, 2024, the payable with Chevez was US$107 and US$117, respectively.

During the three months period ended June 30, 2025 and 2024, the Company recognized expenses with Chevez of US$448 and US$121, respectively.

During the six months period ended June 30, 2025 and 2024 the company recognized expenses with Chevez of US$383 and US$142, respectively.

h)	A&P International Services, S.A.P.I. de C.V. (“AISG”)

From July 4, 2022, AISG has been considered a related party due to Mr. Harry F. Krensky, a member of our Board of Directors, is the Chairman of the Board of Directors of AISG. Additionally, Mr. Harry F. Krensky is managing partner of Discovery Americas, a private equity firm that indirectly holds/manages an investment position in AISG.

As of June 30, 2025, and December 31, 2024, the account payable with AISG was US$387 and US$299, respectively.

During the three months period ended June 30, 2025, and 2024, the Company recognized expenses in aircraft and engine maintenance amounted to US$958 and US$723, respectively. During the six months period ended June 30, 2025, and 2024, the Company recognized expenses in aircraft and engine maintenance amounted to US$1,710 and US$1,453, respectively.

i)	Jetsmart Airlines SpA (“Jetsmart Chile”)

Jetsmart Chile is considered a related party because Mr. Brian H. Franke and Mr. Andrew Broderick serve as members of the Board of Directors of both, the Company and Jetsmart Chile. On March 15, 2024, the Company entered into an agreement to provide pilot professional technical cooperation services with Jetsmart Chile.

As of June 30, 2025 and December 31, 2024, the Company did not have outstanding balance due to Jetsmart Chile.

During the three period ended June 30, 2025 and 2024, the Company recorded revenues in pilot professional technical cooperation services of US$120 and US$120, respectively.

During the six months period ended June 30, 2025 and 2024, the Company recognized revenues in pilot professional technical cooperation services of US$336 and US$120, respectively.

j)	Jetsmart Airlines S.A. (“Jetsmart Argentina”)

Jetsmart Argentina is considered a related party because Mr. Brian H. Franke serves on the Board of Directors of both, the Company and Jetsmart Argentina. On December 11, 2024, the Company entered into an agreement to lease one aircraft engine with Jetsmart Argentina.

As of June 30, 2025, the accounts receivable to Jetsmart Argentina were US$695. As of December 31, 2024, the Company did not have outstanding balance due to Jetsmart Argentina.

As of June 30, 2025, and December 31, 2024, the accounts payable to Jetsmart Argentina were US$80 and US$80, respectively.

45

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

During the three months period ended June 30, 2025 the Company recorded revenues in lease one aircraft engine of US$855. During the six months period ended June 30, 2025 the Company recorded revenues in lease aircraft engines of US$1,095. During the three- and six-months period ended June 30, 2024, the Company did not have revenue transactions with Jetsmart Argentina.

k)	CleanJoule, Inc. (“CleanJoule”)

CleanJoule is considered related party because Mr. Brian H. Franke, the chairman of our board of directors, is an officer of Franke Family Joule, LLC. Since May 23, 2023, he has been a shareholder of CleanJoule and has the right to appoint a member of its board of directors. Additionally, on May 23, 2023, Mr. Andrew Broderick, a member of our board of directors, was appointed by Franke Family Joule, LLC, as a member of the board of directors of CleanJoule. CleanJoule is a Company that produces high-performance and cost-effective Sustainable Aviation Fuel from agricultural waste and organic residues. The Company directly purchased common stock of CleanJoule, recognizing 320,000 common stock shares amounting to US$4,000.

l)	Volantio, Inc. (“Volantio”)

Volantio is considered a related party because Mr. William Dean Donovan, an independent member of our Board of Directors, also serves in Volantio´s Board of Directors as of August 13, 2024. Volantio provides customer support services.

As of June 30, 2025, and December 31, 2024, the account payable with Volantio was US$119 and US$80, respectively.

During the three- and six-months period ended June 30, 2025, the Company recognized expenses with Volantio of US$174 and US$343, respectively. During the three- and six-months period ended June 30, 2024, the Company did not have expense transactions with Volantio.

m)	Directors and officers

During the three months period ended June 30, 2025, and 2024, the chairman and the independent members of the Company’s board of directors received a net compensation of US$80 and US$98 respectively, and the rest of the directors received a net compensation of US$29 and US$28, respectively. During the six months period ended June 30, 2025, and 2024, the chairman and the independent members of the Company’s board of directors received a net compensation of US$114 and US$132 respectively, and the rest of the directors received a net compensation of US$36 and US$32, respectively.

During the three months ended June 30, 2025 and 2024 the amount paid to the chairman and independent members includes an in-kind payment through the Company´s shares totaling US$829 and US$788, respectively.

During the three months period ended June 30, 2025, and 2024, all the Company’s senior managers received aggregate compensation of short and long-term benefits of US$6,914 and US$ 6,119, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations. During the six months period ended June 30, 2025, and 2024, all the Company’s senior managers received aggregate compensation of short and long-term benefits of US$9,746 and US$ 9,167, respectively, these amounts were recognized in salaries and benefits in the condensed consolidated statement of operations.

Inventories

An analysis of inventories as of June 30, 2025, and December 31, 2024, is as follows:

	June 30, 2025		December 31,2024
Spare parts and accessories of flight equipment	US$	15,657	US$	16,633

46

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. The Company recognizes the necessary estimates for decreases in the value of its inventories due to impairment, obsolescence, slow movement and causes that indicate that the use or realization of the aircraft spare parts and flight equipment accessories that are part of the inventory will be less than recorded value. As of June 30, 2025, and December 31, 2024, the Company did not record any impairment loss in the value of its inventories.

During the three months period ended June 30, 2025, and 2024, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$6,764 and US$6,051, respectively. During the six months period ended June 30, 2025, and 2024, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was US$13,212 and US$11,419, respectively.

Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

For the six months period ended June 30, 2025, and 2024, the Company acquired rotable spare parts, furniture, and equipment paid by an amount of US$119,527 and US$305,107, respectively.

Rotable spare parts, furniture and equipment by US$73,611 and US$77,936, were disposed for the six months period ended June 30, 2025, and 2024, respectively. As of June 30, 2025, and 2024, these amounts included reimbursements of pre-delivery payments for aircraft acquisition of US$69,911 and US$77,936, respectively.

b) Depreciation expense

Depreciation expense for the three months period ended June 30, 2025, and 2024 was US$48,326 and US$47,481, respectively. Depreciation expense for the six months period ended June 30, 2025, and 2024 was US$97,553 and US$81,280, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the condensed consolidated statements of operations.

As of June 30, 2025, and December 31, 2024, the Company did not record any impairment loss.

Intangible assets, net

a) Acquisitions

For the six months period ended June 30, 2025, and 2024, the Company acquired intangible assets by an amount of US$5,830 and US$8,542, respectively.

b) Amortization expense

Software amortization expense for the three months period ended June 30, 2025, and 2024, was US$2,698 and US$1,969, respectively. Software amortization expense for the six months period ended June 30, 2025, and 2024, was US$5,314 and US$3,938, respectively. These amounts were recorded as part of the depreciation and amortization in the condensed consolidated statements of operations.

Leases

As of June 30, 2025, the most significant leases are as follows:

Aircraft and engines represent the Company´s most significant lease agreements. As of June 30, 2025, the Company leases 148 aircraft (141 as of December 31, 2024) and 13 spare engines (18 as of December 31, 2024) that have maximum terms through 2037. The leases are generally guaranteed by either deposit in cash or letters of credit.

Composition of the fleet and spare engines leases (1):

47

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Aircraft Type	Model	At June 30, 2025	At December 31, 2024
A319	132	1	1
A320	233	39	40
A320	232	4	4
A320neo	271N	59	53
A321	231	10	10
A321neo	271N	35	33
		148	141

Engine spare Type	Model	At June 30, 2025	At December 31, 2024
V2500	V2527M-A5	1	2
V2500	V2527E-A5	2	2
V2500	V2527-A5	4	4
PW1100	PW1127G-JM	5	9
PW1100	PW1133G-JM	1	1
		13	18

(1) Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Management evaluates extensions based on the market conditions at the time of renewal.

During the year ended December 31, 2023, P&W announced preventive accelerated inspections for the GTF engines. Consequently, the Company's GTF engines are being reviewed to ensure compliance with these requirements.

As a result of these preventive accelerated inspections and in accordance with the business strategy, the Company has extended certain aircraft and engines lease agreements and has added new aircraft and engines to its fleet. All accounting effects of these aircraft and engines lease extensions and new incorporations have been assessed and presented into the Company's Financial Statements. Additionally, the compensation received from the manufacturer has been included in the Company's Consolidated Statement of Operations as of June 30, 2025.

During the three months period ended June 30, 2025, the Company added five new leased aircraft to its fleet (one A320NEO and one A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement, as well as three used A320NEO). All used aircraft were not subject to sale and leaseback transactions.

During the six months period ended June 30, 2025, the Company added eight new leased aircraft to its fleet (three A320NEO and two A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement, as well as three used A320NEO). All used aircraft were not subject to sale and leaseback transactions.

During the year ended December 31, 2024, the Company added 14 leased aircraft to its fleet (two A320NEO and eight A321NEO were acquired through sale and leaseback transactions under the Company’s existing Airbus purchase agreement), as well as four used A320CEO. All the used aircraft were not subject to sale and leaseback transactions.

Additionally, the Company extended the lease term of nine A320CEO aircraft for an additional period of up to six years and 1 A319CEO aircraft for an additional period of up to 1.5 years.

During the year ended December 31, 2024, the Company also extended the lease term of two spare engines for an additional period of up to three years.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

48

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

	Aircraft leases		Spare engine leases		Land and building leases		Total
As of December 31, 2024	US$	2,397,755	US$	24,230	US$	47,595	US$	2,469,580
Additions		198,630		-		1,665		200,295
Modifications		(85)		-		(353)		(438)
Disposals		(8,242)		(8,676)		(154)		(17,072)
Foreign exchange effect		-		-		18		18
Depreciation on right of use assets		(204,002)		(4,399)		(7,660)		(216,061)
As of June 30, 2025	US$	2,384,056	US$	11,155	US$	41,111	US$	2,436,322

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	June 30, 2025		December 31, 2024
As of January 1st,	US$	3,061,536	US$	2,891,442
Additions		188,469		470,859
Modifications		(438)		114,551
Disposals		(16,892)		(59,780)
Accretion of interest		123,853		231,661
Foreign exchange effect		1,171		(3,802)
Payments		(300,771)		(583,395)
Balances at the end of the reporting period	US$	3,056,928	US$	3,061,536
Current	US$	418,531	US$	391,158
Non-current	US$	2,638,397	US$	2,670,378

The following are the amounts recognized in profit or loss for the three months period ended June 30, 2025, and 2024:

	For the three months period ended
	June 30, 2025		June 30, 2024
Depreciation of right-of-use assets	US$	108,782	US$	99,643
Interest expense on lease liabilities and aircraft and engine lease return obligation		65,436		61,874
Aircraft and engine variable lease expenses		56,010		45,430
Total amount recognized in profit or loss	US$	230,228	US$	206,947

The Company had total cash outflows for leases during the three months period ended June 30, 2025, of US$148,306 (US$142,721 during the three months period ended June 30, 2024).

The following are the amounts recognized in profit or loss for the six months period ended June 30, 2025, and 2024:

	For the six months period ended
	June 30, 2025		June 30, 2024
Depreciation of right-of-use assets	US$	216,061	US$	198,200
Interest expense on lease liabilities and aircraft and engine lease return obligation		133,112		112,517
Aircraft and engine variable lease expenses		109,627		42,251
Total amount recognized in profit or loss	US$	458,800	US$	352,968

The Company had total cash outflows for leases during the six months period ended June 30, 2025, of US$300,771 (US$283,940 during the six months period ended June 30, 2024).

49

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

i)	Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized as a component of variable lease expenses and the provision is remeasured and included as part of other liabilities, through the remaining lease term.

The Company estimates provisions for airframe, engine overhauls, and limited- life parts based on assumptions such as projected airframe usage and expected maintenance cost.

For the three months period ended June 30, 2025, and 2024, the Company recorded redelivery expenses of US$56,010 and US$45,430, respectively.

For the six months period ended June 30, 2025, and 2024, the Company recorded redelivery expenses of US$109,627 and US$42,251, respectively.

ii)	Aircraft and engines lease extensions

Certain lease agreements contain extension options, which the Company evaluates exercising once the lease period comes to its end, based on the market conditions at such moment. The lease liabilities corresponding to leases on which it was decided to extend are remeasured for the period negotiated between the Company and the lessor.

For the three and six months ended June 30, 2025, the company did not have any lease extension agreements.

For the three and six months ended June 30, 2024, due to the aircraft, engines and building leases extension agreements, the Company reassessed the right of use assets and lease liabilities, resulting in net increases of US$651 and US$81,346, respectively.

Equity

As of June 30, 2025, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	-	-	-
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(16,976,804)	(16,976,804)
	24,180	1,148,975,693	1,148,999,873

(1) During the period three months ended June 30, 2025, a total of 3,149,823 forfeited shares have been included as part of treasury shares.

As of December 31, 2024, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	24,180	1,165,952,497	1,165,976,677
Series B shares (1)	-	-	-
	24,180	1,165,952,497	1,165,976,677
Treasury shares	-	(16,295,299)	(16,295,299)
	24,180	1,149,657,198	1,149,657,198

(1) During the year ended December 31, 2024, a total of 1,393,518 forfeited shares have been included as part of treasury shares.

50

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

On November 22, 2023, the holders of all of the 57,513,873 outstanding Series B shares of the Company concluded the conversion of all Series B Shares into 57,513,873 Series A Shares represented by Ordinary Participation Certificates in the form of the corresponding American Depositary Shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends if the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of June 30, 2025, and December 31, 2024, the Company did not declare any dividends.

a) Earnings per share

Basic loss or earnings or per share (“LPS ” or “EPS”) amounts are calculated by dividing the for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS or EPS or amounts are calculated by dividing the (loss) income attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings per share for the three-month period ended June 30, 2025, and 2024:

	For the three months period ended June 30,
		2025		2024
Net (loss) earnings for the period	US$	(63,274)	US$	10,474
Weighted average number of shares outstanding (in thousands):
Basic		1,149,340		1,150,766
Diluted		1,162,827		1,165,977
(LPS) EPS
Basic	US$	(0.055)	US$	0.009
Diluted	US$	(0.054)	US$	0.009

The following table shows the calculations of the basic and diluted earnings per share for the six-month period ended June 30, 2025, and 2024:

	For the six months period ended June 30,
		2025		2024
Net (loss) earnings for the period	US$	(114,473)	US$	43,712
Weighted average number of shares outstanding (in thousands):
Basic		1,149,570		1,151,109
Diluted		1,163,700		1,165,977
(LPS) EPS
Basic	US$	(0.100)	US$	0.038
Diluted	US$	(0.098)	US$	0.037

51

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Income tax

The Company calculates the period income tax benefit (expense) using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax benefit in the unaudited condensed consolidated interim statement of operations are:

Unaudited condensed consolidated statement of operations

	For the three months period ended June 30,
	2025		2024
Current year income tax expense	US$	(13,248)	US$	(21,656)
Deferred income tax benefit		37,600		17,618
Total income tax benefit (expense)	US$	24,352	US$	(4,038)

The Company’s effective tax rate during the three months period ended June 30, 2025, and 2024 was 28% and 28%, respectively.

Unaudited condensed consolidated statement of operations

	For the six months period ended June 30,
	2025		2024
Current year income tax expense	US$	(32,326)	US$	(30,698)
Deferred income tax benefit		81,385		12,416
Total income tax benefit (expense)	US$	49,059	US$	(18,282)

The Company’s effective tax rate during the six months period ended June 30, 2025, and 2024 was 30% and 29%, respectively.

As of June 30, 2025, the Company had tax proceedings regarding uncertain tax positions by an approximately amount of US$84.2 million. These tax proceedings are associated to the deductibility of certain Company expenses during 2013, 2014 and 2015. The Company has initiated legal administrative procedures and has arguments to believe that it will not have any adverse effect. Nonetheless, until all stages in the procedures are exhausted for each proceeding, the Company cannot guarantee the attainment of a final favorable resolution.

Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in thousands of U.S. dollars
2025	US$	13,046
2026		472,619
2027		593,684
2028		1,137,129
2029 and thereafter		4,290,736
	US$	6,507,214

52

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

All aircraft acquired by the Company through the Airbus purchase agreement through June 30, 2025, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in thousands of U.S. dollars
2025	US$	497,000
2026		112,500
	US$	609,500

For future aircraft deliveries the Company will review the lease and financing structure applicable based on the current market conditions.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in thousands of U.S. dollars
2025	US$	9,938
2026		38,586
2027		41,092
2028		41,092
2029 and thereafter		362,395
	US$	493,103

Purchase of additional A320 New Engine Option (“NEO”) family aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, which was further amended in July 2020 to reschedule the deliveries between 2023 and 2028. Additionally, in November 2021 the Company entered into a new amendment to the referred agreement to purchase 39 additional A320 New Engine Option (“NEO”) Family Aircraft to be delivered between 2023 and 2029, in addition to the acquisition of these 39 aircraft, the Company exercised its rights under the purchase agreement with Airbus to convert 19 aircraft from A320NEO to A321NEO aircraft of its current order, all to support the Company’s targeted growth markets in Mexico, United States, Central America and South America

On October 10th, 2022, the Company executed an amendment to our existing Airbus purchase agreement for the purchase of 25 A321neo aircraft, all to be delivered in 2030.

On November 26th, 2024, the Company entered into an amendment agreement with Airbus to the existing purchase agreement to reschedule the deliveries for the 131 pending aircraft between 2025 and 2031.

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of June 30, 2025, and December 31, 2024, these possible contingencies amount to a total of US$37.7 million (US1.5 million related to legal matters, US$4.0 million related to labor matters and US$32.2 million related to other contributions matters) and US$37.1 million (US$2.1 million related to legal matters, US$5.0 million related to labor matters and US$30.0 million related to other contributions matters), respectively.

53

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months period ended June 30,
	2025		2024
Operating revenues:
Domestic (Mexico)	US$	432,656	US$	476,371
International:
United States of America		206,414		205,462
Central America and South America		54,320		44,450
Total operating revenues	US$	693,390	US$	726,283

	Six months period ended June 30,
	2025		2024
Operating revenues:
Domestic (Mexico)	US$	824,689	US$	960,811
International:
United States of America		435,619		433,142
Central America and South America		111.151		100,191
Total operating revenues	US$	1,371,459	US$	1,494,144

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

Subsequent events

On July 16, 2025, the Company launched its new loyalty program “altitude”, designed to strengthen customer relationships, encourage repeat travel, and enhance customer experience.

54

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

9Volaris Reports Financial Results
for the Second Quarter 2025

Mexico City, Mexico, July 21, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, today reports its unaudited financial results for the second quarter 20251.

Second Quarter 2025 Highlights

(All figures are reported in U.S. dollars and compared to 2Q 2024 unless otherwise noted)

■	Net loss of $63 million. Loss per American Depositary Shares (ADS) of $55 cents.
■	Total operating revenues of $693 million, a 5% decrease.
■	Total revenue per available seat mile (TRASM) decreased 12% to $7.80 cents.
■	Available seat miles (ASMs) increased by 9% to 8.9 billion.
■	Total operating expenses of $715 million, compared with $660 million in the previous year.
■	Total operating expenses per available seat mile (CASM) remained essentially flat at $8.05 cents.
■	Average economic fuel cost decreased 14% to $2.46 per gallon.
■	CASM ex fuel increased 7% to $5.69 cents.
■	EBITDAR of $194 million, a 26% decrease.
■	EBITDAR margin was 27.9%, a decrease of 8.0 percentage points.
■	Total cash, cash equivalents, and short-term investments totaled $788 million, representing 26% of the last twelve months’ total operating revenue.
■	Net debt-to-LTM EBITDAR[2] ratio stood at 2.9x, compared to 2.7x in the previous quarter.

Enrique Beltranena, President & Chief Executive Officer, said: “With improved visibility into second-half demand drivers and ongoing capacity discipline, we are reinstating our full-year guidance for EBITDAR margin, which we now expect in the range of 32% to 33%. Despite external geopolitical headwinds, our flexible business model and resilient cost structure enable us to moderate growth, remaining prudent and aligned with market trends. Going forward, our capacity decisions will remain anchored in two guiding priorities – customer demand and sustained profitability, and we continue to see meaningful opportunities in our business model and our markets to generate long-term value.”

1 The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).
2 Includes short-term investments.

55

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Second Quarter 2025 Consolidated Financial and Operating Highlights

(All figures are reported in U.S. dollars and compared to 2Q 2024 unless otherwise noted)

	Second Quarter
Consolidated Financial Highlights	2025	2024	Var.
Total operating revenues (millions)	693	726	(4.5%)
TRASM (cents)	7.80	8.89	(12.2%)
ASMs (millions, scheduled & charter)	8,885	8,173	8.7%
Load Factor (scheduled, RPMs/ASMs)	82.4%	85.5%	(3.1 pp)
Passengers (thousands, scheduled & charter)	7,531	7,087	6.3%
Fleet (at the end of the period)	149	136	13
Total operating expenses (millions)	715	660	8.3%
CASM (cents)	8.05	8.08	(0.3%)
CASM ex fuel (cents)	5.69	5.33	6.7%
Adjusted CASM ex fuel (cents)[3]	5.11	4.86	5.2%
Operating (loss) income (EBIT) (millions)	(22)	66	N/A
% EBIT Margin	(3.2%)	9.1%	(12.3 pp)
Net (loss) income (millions)	(63)	10	N/A
% Net (loss) income Margin	(9.1%)	1.4%	(10.6 pp)
EBITDAR (millions)	194	261	(25.7%)
% EBITDAR Margin	27.9%	35.9%	(8.0 pp)
Net debt-to-LTM EBITDAR[4]	2.9x	2.9x	-

Reconciliation of CASM to Adjusted CASM ex fuel:

	Second Quarter
Reconciliation of CASM	2025	2024	Var.
CASM (cents)	8.05	8.08	(0.3%)
Fuel expense	(2.36)	(2.75)	(14.4%)
CASM ex fuel	5.69	5.33	6.7%
Aircraft and engine variable lease expenses[5]	(0.63)	(0.56)	13.4%
Sale and lease back gains	0.05	0.09	(40.9%)
Adjusted CASM ex fuel	5.11	4.86	5.2%

Note: Figures are rounded for convenience purposes. Further detail found in financial and operating indicators.

[3] Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.

[4] Includes short-term investments. [5] Aircraft redeliveries.

56

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Second Quarter 2025

(All figures are reported in U.S. dollars and compared to 2Q 2024 unless otherwise noted)

Total operating revenues for the quarter amounted to $693 million, a 4.5% decrease, driven by lower unit revenues.

Total capacity, in terms of available seat miles (ASMs), was 8.9 billion, representing an 8.7% increase.

Booked passengers totaled 7.5 million, a 6.3% increase. Mexican domestic booked passengers increased 6.6%, while international booked passengers increased 5.2%.

TRASM declined 12.2% to $7.80 cents, mainly driven by the depreciation of the Mexican peso against the U.S. dollar. Total operating revenue per passenger stood at $92, decreasing 10.2%.

The average base fare per passenger stood at $38, a 23.2% decrease. The total ancillary revenue per passenger was $54, reflecting a 1.9% increase. Ancillary revenues accounted for 58.9% of total operating revenues.

The load factor for the quarter reached 82.4%, representing a 3.1 percentage point decrease.

Total operating expenses were $715 million, compared with $660 million in the previous year.

CASM totaled $8.05 cents, a slight decline of 0.3%.

The average economic fuel cost decreased by 14.0% to $2.46 per gallon.

CASM ex fuel increased 6.7% to $5.69 cents, reflecting strong cost control despite flying fewer ASMs than planned during the quarter, as well as higher maintenance events and aircraft and engine variable lease expenses related to redelivery accruals for scheduled aircraft returns.

Comprehensive financing result represented an expense of $65 million, compared with a $52 million expense in the same period of 2024.

Income tax benefit was $24 million, compared with a $4 million expense registered in the second quarter of 2024.

Net loss in the quarter was $63 million, with a loss per ADS of $55 cents.

EBITDAR for the quarter was $194 million, a 25.7% decline. EBITDAR margin stood at 27.9%, down by 8.0 percentage points.

57

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Balance Sheet, Liquidity, and Capital Allocation

As of June 30, 2025, cash, cash equivalents and short-term investments were $788 million, representing 26.1% of the last twelve months' total operating revenue.

Net cash flow provided by operating activities was $136 million. Net cash flow used in investing and financing activities was $16 million and $197 million, respectively.

The financial debt amounted to $742 million, reflecting an 8.4% decrease compared to the end of 2024, while total lease liabilities remained essentially flat at $3,057 million.

Net debt-to-LTM EBITDAR6 ratio stood at 2.9x, compared to 2.7x in the previous quarter and 2.6x at the end of 2024.

The average exchange rate for the period was Ps.19.54 per U.S. dollar, reflecting a depreciation of 13.6% of the Mexican peso. The end-of-period exchange rate stood at Ps.18.89 per U.S. dollar, compared with Ps. 20.32 per U.S. dollar at the end of the first quarter of 2025.

6 Includes short-term investments.

58

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

2025 Updated Guidance

For the full year 2025, the Company expects:

	Updated Guidance	Prior Guidance
Full Year 2025 Guidance
ASM growth (YoY)	~7%	8% to 9%
EBITDAR margin	32% to 33%	-
CAPEX (1)	~$250 million	~$250 million
Average USD/MXN rate	~Ps. 19.65	-
Average U.S. Gulf Coast jet fuel price	~$2.10	-

(1) CAPEX net of financed fleet predelivery payments.

For the third quarter of 2025, the Company expects:

	3Q’25	3Q’24 (2)
3Q’25 Guidance
ASM growth (YoY)	~6%	-14.4%
TRASM	~$8.6 cents	$9.38 cents
CASM ex fuel	~$5.5 cents	$5.39 cents
EBITDAR margin	32% to 33%	38.7%
Average USD/MXN rate	~Ps. 19.00	Ps. 18.92
Average U.S. Gulf Coast jet fuel price	~$2.20	$2.24

(2) For convenience purposes, actual reported figures for 3Q'24 are included.

The full year and third quarter 2025 outlooks presented above include the compensation that Volaris expects to receive for the projected grounded aircraft resulting from the GTF engine inspections, in accordance with the Company’s agreement with Pratt & Whitney.

The Company's outlook is subject to unforeseen disruptions, macroeconomic factors, or other negative impacts that may affect its business and is based on several assumptions, including the foregoing, which are subject to change and may be outside the control of the Company and its management. The Company's expectations may change if actual results vary from these assumptions. There can be no assurances that Volaris will achieve these results.

59

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Fleet

During the second quarter, Volaris retired one A319ceo aircraft and added four A320neo’s, and one A321neo to its fleet, bringing the total number of aircraft to 149. At the end of the quarter, Volaris’ fleet had an average age of 6.5 years and an average seating capacity of 198 passengers per aircraft. Of the total fleet, 63% of the aircraft are New Engine Option (NEO) models.

	Second Quarter			First Quarter
Total Fleet	2025	2024	Var.	2025	Var.
CEO
A319	1	3	(2)	2	(1)
A320	44	42	2	44	-
A321	10	10	-	10	-
NEO
A320	59	51	8	55	4
A321	35	30	5	34	1
Total aircraft at the end of the period	149	136	13	145	4

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

60

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

Conference Call Details

Date:	Tuesday, July 22, 2025
Time:	9:00 a.m. Mexico City / 11:00 a.m. New York (USA) (ET)
Webcast link:	Volaris Webcast (View the live webcast)
Dial-in & Live Q&A link:

Volaris Dial-in and Live Q&A

1.    Click on the call link and complete the online registration form.

2.    Upon registering you will receive the dial-in info and a unique PIN to join the call, as well as an email confirmation with the details.

3.    Select a method for joining the call:

i.  Dial-In: A dial-in number and unique PIN are displayed to connect directly from your phone.

ii.  Call Me: Enter your phone number and click “Call Me” for an immediate callback from the system.

61

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 221 and its fleet from 4 to 151 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Forward-Looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs, or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements describing the Company's objectives, plans or goals, or actions the Company may take in the future are forward-looking. Forward-looking statements include, without limitation, statements regarding the Company's outlook, the expectation of receiving certain compensation in connection with the GTF engine removals, and the anticipated execution of its business plan and focus on its 2025 priorities. Forward-looking statements should not be read as a guarantee or assurance of future performance or results. They will not necessarily be accurate indications of the times at or by which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time concerning future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry, the Company's ability to keep costs low; changes in fuel costs, the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. The Company's U.S. Securities and Exchange Commission filings contain additional information concerning these and other factors. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Supplemental Information on Non-IFRS Measures

We evaluate our financial performance by using various financial measures that are not performance measures under International Financial Reporting Standards (“non-IFRS measures”). These non-IFRS measures include CASM, CASM ex fuel, Adjusted CASM ex fuel, EBITDAR, Net debt-to-LTM EBITDAR, Total cash, cash equivalents and short-term investments. We define CASM as total operating expenses by available seat mile. We define CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense. We define Adjusted CASM ex fuel as total operating expenses by available seat mile, excluding fuel expense, aircraft and engine variable lease expenses and sale and lease back gains. We define EBITDAR as earnings before interest, income tax, depreciation and amortization, depreciation of right of use assets and aircraft and engine variable lease expenses. We define Net debt-to-LTM EBITDAR as Net debt divided by LTM EBITDAR. We define Total cash, cash equivalents and short-term investments as the sum of cash, cash equivalents and short-term investments.

These non-IFRS measures are provided as supplemental information to the financial information presented in this release that is calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) because we believe that they, in conjunction with the IFRS financial information, provide useful information to management’s, analysts and investors overall understanding of our operating performance.

Because non-IFRS measures are not calculated in accordance with IFRS, they should not be considered superior to and are not intended to be considered in isolation or as a substitute for the related IFRS measures presented in this release and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in the method of calculation and the items being adjusted.

We encourage investors to review our financial statements and other filings with the Securities and Exchange Commission in their entirety for additional information regarding the Company and not to rely on any single financial measure.

62

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (U.S. dollars, except otherwise indicated)	Three months ended June 30, 2025	Three months ended June 30, 2024	Variance
Total operating revenues (millions)	693	726	(4.5%)
Total operating expenses (millions)	715	660	8.3%
EBIT (millions)	(22)	66	N/A
EBIT margin	(3.2%)	9.1%	(12.3 pp)
Depreciation and amortization (millions)	160	150	6.7%
Aircraft and engine variable lease expenses (millions)	56	45	24.4%
Net (loss) income (millions)	(63)	10	N/A
Net (loss) income margin	(9.1%)	1.4%	(10.6 pp)
(Loss) earnings per share (1):
Basic	(0.06)	0.01	N/A
Diluted	(0.05)	0.01	N/A
(Loss) earnings per ADS*:
Basic	(0.55)	0.09	N/A
Diluted	(0.54)	0.09	N/A
Weighted average shares outstanding:
Basic	1,149,340,345	1,150,766,440	(0.1%)
Diluted	1,162,826,854	1,165,976,677	(0.3%)
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (2)	7.80	8.89	(12.2%)
Average base fare per passenger	38	49	(23.2%)
Total ancillary revenue per passenger (3)	54	53	1.9%
Total operating revenue per passenger	92	102	(10.2%)
Operating expenses per ASM (CASM) (cents) (2)	8.05	8.08	(0.3%)
CASM ex fuel (cents) (2)	5.69	5.33	6.7%
Adjusted CASM ex fuel (cents) (2) (4)	5.11	4.86	5.2%
Operating Indicators
Available seat miles (ASMs) (millions) (2)	8,885	8,173	8.7%
Domestic	5,286	4,868	8.6%
International	3,599	3,305	8.9%
Revenue passenger miles (RPMs) (millions) (2)	7,322	6,988	4.8%
Domestic	4,625	4,388	5.4%
International	2,696	2,600	3.7%
Load factor (5)	82.4%	85.5%	(3.1 pp)
Domestic	87.5%	90.1%	(2.6 pp)
International	74.9%	78.7%	(3.8 pp)
Booked passengers (thousands) (2)	7,531	7,087	6.3%
Domestic	5,675	5,324	6.6%
International	1,856	1,763	5.2%
Departures (2)	46,775	42,495	10.1%
Block hours (2)	118,450	109,638	8.0%
Aircraft at end of period	149	136	13
Average daily aircraft utilization (block hours)	13.24	13.05	1.4%
Fuel gallons accrued (millions)	84.90	77.93	9.0%
Average economic fuel cost per gallon (6)	2.46	2.86	(14.0%)
Average exchange rate	19.54	17.21	13.6%
Exchange rate at the end of the period	18.89	18.38	2.8%
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.	(2) Includes scheduled and charter.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.
(5) Includes scheduled.
	(6) Excludes Non-creditable VAT.

63

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (U.S. dollars, except otherwise indicated)	Six months ended June 30, 2025	Six months ended June 30, 2024	Variance
Total operating revenues (millions)	1,371	1,494	(8.2%)
Total operating expenses (millions)	1,403	1,324	6.0%
EBIT (millions)	(32)	170	N/A
EBIT margin	(2.4%)	11.4%	(13.7 pp)
Depreciation and amortization (millions)	319	283	12.7%
Aircraft and engine variable lease expenses (millions)	110	42	>100.0%
Net (loss) income (millions)	(114)	44	N/A
Net (loss) income margin	(8.3%)	2.9%	(11.3 pp)
(Loss) earnings per share (1):
Basic	(0.10)	0.04	N/A
Diluted	(0.10)	0.04	N/A
(Loss) earnings per ADS*:
Basic	(1.00)	0.38	N/A
Diluted	(0.98)	0.37	N/A
Weighted average shares outstanding:
Basic	1,149,570,080	1,151,108,712	(0.1%)
Diluted	1,163,700,155	1,165,976,677	(0.2%)
Financial Indicators
Total operating revenue per ASM (TRASM) (cents) (2)	7.78	9.12	(14.6%)
Average base fare per passenger	38	52	(26.1%)
Total ancillary revenue per passenger (3)	54	55	(2.6%)
Total operating revenue per passenger	92	107	(14.0%)
Operating expenses per ASM (CASM) (cents) (2)	7.97	8.08	(1.4%)
CASM ex fuel (cents) (2)	5.54	5.25	5.6%
Adjusted CASM ex fuel (cents) (2) (4)	4.99	5.09	(2.0%)
Operating Indicators
Available seat miles (ASMs) (millions) (2)	17,622	16,390	7.5%
Domestic	10,394	9,636	7.9%
International	7,228	6,754	7.0%
Revenue passenger miles (RPMs) (millions) (2)	14,784	14,134	4.6%
Domestic	9,161	8,717	5.1%
International	5,623	5,417	3.8%
Load factor (5)	83.9%	86.2%	(2.3 pp)
Domestic	88.1%	90.5%	(2.3 pp)
International	77.8%	80.2%	(2.4 pp)
Booked passengers (thousands) (2)	14,949	14,010	6.7%
Domestic	11,083	10,309	7.5%
International	3,865	3,702	4.4%
Departures (2)	91,352	82,923	10.2%
Block hours (2)	234,584	219,001	7.1%
Aircraft at end of period	149	136	13
Average daily aircraft utilization (block hours)	13.12	12.89	1.8%
Fuel gallons accrued (millions)	166.46	157.15	5.9%
Average economic fuel cost per gallon (6)	2.54	2.93	(13.3%)
Average exchange rate	19.98	17.10	16.8%
Exchange rate at the end of the period	18.89	18.38	2.8%
*Each ADS represents ten CPOs and each CPO represents a financial interest in one Series A share
(1) The basic and diluted loss or earnings per share are calculated in accordance with IAS 33. Basic loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding (excluding treasury shares). Diluted loss or earnings per share is calculated by dividing net loss or earnings by the average number of shares outstanding adjusted for dilutive effects.	(2) Includes scheduled and charter.
(3) Includes “Other passenger revenues” and “Non-passenger revenues”.
(4) Excludes fuel expense, aircraft and engine variable lease expenses and sale and lease-back gains.
(5) Includes scheduled.
	(6) Excludes Non-creditable VAT.

64

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Three months ended June 30, 2025	Three months ended June 30, 2024	Variance
Operating revenues:
Passenger revenues	655	693	(5.5%)
Fare revenues	285	349	(18.3%)
Other passenger revenues	370	344	7.6%

Non-passenger revenues	38	33	15.2%
Cargo	5	5	0.0%
Other non-passenger revenues	33	28	17.9%

Total operating revenues	693	726	(4.5%)

Other operating income	(52)	(48)	8.3%
Fuel expense	210	224	(6.3%)
Aircraft and engine variable lease expenses	56	45	24.4%
Salaries and benefits	109	99	10.1%
Landing, take-off and navigation expenses	133	117	13.7%
Sales, marketing and distribution expenses	37	32	15.6%
Maintenance expenses	33	11	>100.0%
Depreciation and amortization	51	50	2.0%
Depreciation of right of use assets	109	100	9.0%
Other operating expenses	29	30	(3.3%)
Total operating expenses	715	660	8.3%

Operating (loss) income	(22)	66	N/A

Finance income	12	12	0.0%
Finance cost	(77)	(72)	6.9%
Exchange gain, net	-	8	(100.0%)
Comprehensive financing result	(65)	(52)	25.0%

(Loss) income before income tax	(87)	14	N/A
Income tax benefit (expense)	24	(4)	N/A
Net (loss) income	(63)	10	N/A

65

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024	Variance
Operating revenues:
Passenger revenues	1,300	1,425	(8.8%)
Fare revenues	571	724	(21.1%)
Other passenger revenues	729	701	4.0%

Non-passenger revenues	71	69	2.9%
Cargo	10	11	(9.1%)
Other non-passenger revenues	61	58	5.2%

Total operating revenues	1,371	1,494	(8.2%)

Other operating income	(103)	(93)	10.8%
Fuel expense	427	464	(8.0%)
Aircraft and engine variable lease expenses	110	42	>100.0%
Salaries and benefits	213	201	6.0%
Landing, take-off and navigation expenses	255	244	4.5%
Sales, marketing and distribution expenses	71	78	(9.0%)
Maintenance expenses	61	48	27.1%
Depreciation and amortization	103	85	21.2%
Depreciation of right of use assets	216	198	9.1%
Other operating expenses	50	57	(12.3%)
Total operating expenses	1,403	1,324	6.0%

Operating (loss) income	(32)	170	N/A

Finance income	24	24	0.0%
Finance cost	(157)	(134)	17.2%
Exchange gain, net	2	2	0.0%
Comprehensive financing result	(131)	(108)	21.3%

(Loss) income before income tax	(163)	62	N/A
Income tax benefit (expense)	49	(18)	N/A
Net (loss) income	(114)	44	N/A

66

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table provides additional details about the components of total ancillary revenue for the quarter:

Unaudited (In millions of U.S. dollars)	Three months ended June 30, 2025	Three months ended June 30, 2024	Variance

Other passenger revenues	370	344	7.6%
Non-passenger revenues	38	33	15.2%
Total ancillary revenues	408	377	8.2%

Booked passengers (thousands) (1)	7,531	7,087	6.3%

Total ancillary revenue per passenger	54	53	1.9%

(1) Includes scheduled and charter.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of Total Ancillary Revenue per Passenger

The following table provides additional details about the components of total ancillary revenue for the first half of the year:

Unaudited (In millions of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024	Variance

Other passenger revenues	729	701	4.0%
Non-passenger revenues	71	69	2.9%
Total ancillary revenues	800	770	3.9%

Booked passengers (thousands) (1)	14,949	14,010	6.7%

Total ancillary revenue per passenger	54	55	(2.6%)

(1) Includes scheduled and charter.

67

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of U.S. dollars)	As of June 30, 2025 Unaudited	As of December 31, 2024 Audited
Assets
Cash and cash equivalents	772	908
Short-term investments	16	46
Total cash, cash equivalents, and short-term investments (1)	788	954
Accounts receivable, net	230	139
Inventories	16	17
Guarantee deposits	252	227
Derivative financial instruments	1	-
Prepaid expenses and other current assets	49	45
Total current assets	1,336	1,382
Right of use assets	2,436	2,470
Rotable spare parts, furniture and equipment, net	1,012	1,070
Intangible assets, net	26	26
Derivatives financial instruments	-	-
Deferred income taxes	365	286
Guarantee deposits	397	426
Other long-term assets	37	43
Total non-current assets	4,273	4,321
Total assets	5,609	5,703
Liabilities and equity
Unearned transportation revenue	395	343
Accounts payable	179	164
Accrued liabilities	232	222
Other taxes and fees payable	285	274
Income taxes payable	5	29
Financial debt	302	284
Lease liabilities	419	391
Other liabilities	118	63
Total short-term liabilities	1,935	1,770
Financial debt	440	526
Accrued liabilities	8	8
Employee benefits	15	13
Deferred income taxes	15	18
Lease liabilities	2,638	2,670
Other liabilities	304	333
Total long-term liabilities	3,420	3,568
Total liabilities	5,355	5,338
Equity
Capital stock	248	248
Treasury shares	(13)	(13)
Contributions for future capital increases	-	-
Legal reserve	17	17
Additional paid-in capital	285	283
Accumulated deficit	(136)	(22)
Accumulated other comprehensive loss	(147)	(148)
Total equity	254	365
Total liabilities and equity	5,609	5,703
(1) Unaudited non-GAAP measure.

68

VLRS	Consolidated
Ticker: VLRS	Quarter:2 Year: 2025

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Three months ended June 30, 2025	Three months ended June 30, 2024

Net cash flow provided by operating activities	136	304
Net cash flow used in investing activities	(16)	(141)
Net cash flow used in financing activities*	(197)	(149)
(Decrease) increase in cash and cash equivalents	(77)	14
Net foreign exchange differences	2	(8)
Cash and cash equivalents at beginning of period	847	752
Cash and cash equivalents at end of period	772	758
*Includes aircraft rental payments of $148 million and $143 million for the three months ended June 30, 2025, and 2024, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of U.S. dollars)	Six months ended June 30, 2025	Six months ended June 30, 2024

Net cash flow provided by operating activities	293	549
Net cash flow used in investing activities	(22)	(238)
Net cash flow used in financing activities*	(409)	(320)
Decrease in cash and cash equivalents	(138)	(9)
Net foreign exchange differences	2	(7)
Cash and cash equivalents at beginning of period	908	774
Cash and cash equivalents at end of period	772	758
*Includes aircraft rental payments of $301 million and $284 million for the six months ended June 30, 2025, and 2024, respectively.

69